                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 4)(1)

                        LUND INTERNATIONAL HOLDINGS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.10 per share.
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   550 368 104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Ira D. Kleinman
                           c/o Harvest Partners, Inc.
                           280 Park Avenue, 33rd Floor
                            New York, New York 10017
                                 (212) 599-6300
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies To:
                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000

                                January 28, 1999
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 24 Pages)

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  550368104                   13D           Page 2  of   24   Pages
----------------------------                   --------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                LIH HOLDINGS, LLC       EIN:  13-3961151
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

   NUMBER OF                  0
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY
      EACH                    3,149,080
   REPORTING       -------------------------------------------------------------
  PERSON WITH      9    SOLE DISPOSITIVE POWER

                              0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                              3,149,080
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,149,080
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D           Page 3  of   24   Pages
----------------------------                   --------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                LIH INVESTORS, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

   NUMBER OF                  0
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY
      EACH                    3,149,080
   REPORTING       -------------------------------------------------------------
  PERSON WITH      9    SOLE DISPOSITIVE POWER

                              0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                              3,149,080
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,149,080
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D           Page 4  of   24   Pages
----------------------------                   --------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                LIH MANAGEMENT, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

   NUMBER OF                  0
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY
      EACH                    3,149,080
   REPORTING       -------------------------------------------------------------
  PERSON WITH      9    SOLE DISPOSITIVE POWER

                              0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                              3,149,080
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,149,080
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D           Page 5  of   24   Pages
----------------------------                   --------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                LIH, INC.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

   NUMBER OF                  0
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY
      EACH                    3,149,080
   REPORTING       -------------------------------------------------------------
  PERSON WITH      9    SOLE DISPOSITIVE POWER

                              0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                              3,149,080
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,149,080
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D           Page 6  of   24   Pages
----------------------------                   --------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                LIH HOLDINGS II, LLC    EIN:  13-3979586
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

   NUMBER OF                  0
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY
      EACH                    3,149,080
   REPORTING       -------------------------------------------------------------
  PERSON WITH      9    SOLE DISPOSITIVE POWER

                              0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                              3,149,080
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,149,080
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D           Page 7  of   24   Pages
----------------------------                   --------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                LIH INVESTORS II, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

   NUMBER OF                  0
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY
      EACH                    3,149,080
   REPORTING       -------------------------------------------------------------
  PERSON WITH      9    SOLE DISPOSITIVE POWER

                              0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                              3,149,080
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,149,080
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D           Page 8  of   24   Pages
----------------------------                   --------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                LIH MANAGEMENT II, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

   NUMBER OF                  0
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY
      EACH                    3,149,080
   REPORTING       -------------------------------------------------------------
  PERSON WITH      9    SOLE DISPOSITIVE POWER

                              0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                              3,149,080
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,149,080
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D           Page 9  of   24   Pages
----------------------------                   --------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                HARVEST PARTNERS III, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

   NUMBER OF                  0
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY
      EACH                    3,149,080
   REPORTING       -------------------------------------------------------------
  PERSON WITH      9    SOLE DISPOSITIVE POWER

                              0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                              3,149,080
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,149,080
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D           Page 10  of   24   Pages
----------------------------                   --------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                HARVEST PARTNERS III BETEILIGUNGSGESELLSCHAFT BURGERLICHEN RECHTS (MIT HAFTUNGSBESCHRANKUNG)
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                GERMANY
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

   NUMBER OF                  0
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY
      EACH                    3,149,080
   REPORTING       -------------------------------------------------------------
  PERSON WITH      9    SOLE DISPOSITIVE POWER

                              0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                              3,149,080
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,149,080
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D           Page 11  of   24   Pages
----------------------------                   --------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                HARVEST ASSOCIATES III, LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

   NUMBER OF                  0
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY
      EACH                    3,149,080
   REPORTING       -------------------------------------------------------------
  PERSON WITH      9    SOLE DISPOSITIVE POWER

                              0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                              3,149,080
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,149,080
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D           Page 12  of   24   Pages
----------------------------                   --------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             LIH HOLDINGS III, LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

   NUMBER OF                  0
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY
      EACH                    3,149,080
   REPORTING       -------------------------------------------------------------
  PERSON WITH      9    SOLE DISPOSITIVE POWER

                              0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                              3,149,080
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,149,080
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D           Page 13  of   24   Pages
----------------------------                   --------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             LIH INVESTORS III, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

   NUMBER OF                  0
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY
      EACH                    3,149,080
   REPORTING       -------------------------------------------------------------
  PERSON WITH      9    SOLE DISPOSITIVE POWER

                              0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                              3,149,080
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,149,080
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  550368104                   13D           Page 14  of   24   Pages
----------------------------                   --------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             LIH MANAGEMENT III, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

   NUMBER OF                  0
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY
      EACH                    3,149,080
   REPORTING       -------------------------------------------------------------
  PERSON WITH      9    SOLE DISPOSITIVE POWER

                              0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                              3,149,080
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,149,080
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment (the "Fourth Amendment") to the Statement on Schedule 13D originally filed on September 18, 1997 (the "Original Statement"), as amended by the First Amendment to the Original Statement filed on November 26, 1997, by the Second Amendment to the Original Statement filed on January 7, 1998 and by the Third Amendment to the Original Statement filed on December 30, 1998 (as so amended, the "Statement"), amends Items 4, 6 and 7 of the Statement. Capitalized terms used but not defined in this Fourth Amendment shall have the respective meanings ascribed to them in the Statement.

Item 4.     Purposes of Transactions

            Item 4 as set forth in the Statement is amended by deleting the last paragraph thereof and adding the following language at the end thereof:

            The parties to the Second Amended and Restated Governance Agreement have entered into an Amendment No. 1 to Second Amended and Restated Governance Agreement dated as of January 27, 1999 (the "Amendment No. 1 to Second Amended and Restated Governance Agreement"), in order to reflect a concurrent amendment to the SB Investment Agreement pursuant to which LIH III agreed to purchase shares of Series B Preferred Stock in lieu of the Common Stock which it had initially agreed to purchase under the SB Investment Agreement (see Item 6 below). Accordingly, as amended by the Amendment No. 1 to Second Amended and Restated Governance Agreement, the Second Amended and Restated Governance Agreement provides that, until the Standstill Termination Date (September 9,
2000), each of the LIH Parties will not take any action or omit to take any action to allow the aggregate number of voting securities of the Company beneficially owned (as determined pursuant to Section 13d-3 of the Securities Exchange Act of 1934, as amended) by the LIH Parties and their affiliates and associates to exceed 3,149,080 shares, which number shall increase to include the number of shares of Common Stock into which the Class B-1 Common Stock and the Series B Preferred Stock is convertible, once the Class B-1 Common Stock and the Series B Preferred Stock is converted (as adjusted for stock dividends, splits, recombinations and the like) (the "Permitted Shares"), except for: (i) any acquisition of voting securities from the Company which has been approved by the vote of a majority of the Company's Independent Directors; and (ii) the acquisition of voting securities pursuant to a tender or exchange offer made by any LIH Party for all voting securities not owned by it after a third party (other than the Company) has made a bona fide tender or exchange offer to purchase 50% or more of the Company's voting securities.

            The foregoing description of the Amendment No. 1 to Second Amended and Restated Governance Agreement is qualified in its entirety by reference to such amendment, a copy of which has been filed as an exhibit hereto.

            Other than as set forth in the Statement as amended by this Fourth Amendment, in the Second Amended and Restated Governance Agreement as amended by the Amendment No. 1 to Second Amended and Restated Governance Agreement, in the AVS Investment Agreement, in the Rights Agreement as amended by the First Amendment to Rights Agreement (as defined in Item 6 below), in the Services Agreement, and in the SB Investment Agreement as amended by the First Amendment to SB Investment Agreement (as defined in item 6 below), none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the results specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Item 6 as set forth in the Statement is amended by deleting the last two paragraphs thereof and adding the following language at the end thereof:

            On January 28, 1999 (the "SB Closing Date"), the Company purchased all of the outstanding capital stock of SmittyBilt. In connection with such acquisition, the Company, LIH Holdings III, BancBoston, Liberty Mutual, MassMutual, MMCI, MMPI and MMCVP executed the First Amendment dated as of January 27, 1999, to the SB Investment Agreement (the "First Amendment to SB Investment Agreement"), pursuant to which the Company agreed to sell and the other parties thereto agreed to purchase, in the aggregate, an additional 31,605.6 shares of Series B Preferred Stock in lieu of the 316,056 shares of Common Stock which was initially contemplated to be purchased, in the aggregate, pursuant to the SB Investment Agreement, all without any change in the aggregate purchase price and otherwise on the terms and conditions set forth in the SB Investment Agreement.

            Accordingly, on the SB Closing Date, pursuant to the SB Investment Agreement as amended by the First Amendment to SB Investment Agreement, LIH Holdings III purchased from the Company 15,771.2 shares of Series B Preferred Stock in addition to the 31,847.8 shares of Series B Preferred Stock, and in lieu of the 157,712 shares of Common Stock, which LIH Holdings III initially agreed to purchase pursuant to the SB Investment Agreement.

            Additionally, the parties to the Rights Agreement have entered into the First Amendment dated as of January 27, 1999 to the Rights Agreement (the "First Amendment to the Rights Agreement"). The First Amendment to Rights Agreement amends the recitals to the Rights Agreement in order to reflect that the SB Investment Agreement has been amended as described above.

            The foregoing descriptions of the First Amendment to SB Investment Agreement and the First Amendment to Rights Agreement are qualified in their entirety by reference to such amendments, copies of which have been filed as exhibits hereto.

            Except as otherwise disclosed in the Statement as amended by this Fourth Amendment, none of the Reporting Persons, nor, to the best of their knowledge, any persons listed on Schedule A to the Statement has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Company.

            Other than the Stock Purchase Agreement, the Investment Agreement, the Second Amended and Restated Governance Agreement as amended by the Amendment No. 1 to Second Amended and Restated Governance Agreement, the Services Agreement, the AVS Investment Agreement, the Rights Agreement as amended by the First Amendment to Rights Agreement, and the SB Investment Agreement as amended by the First Amendment to SB Investment Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Materials to Be Filed as Exhibits

            The following materials are filed as Exhibits to the Statement, as amended by this Fourth Amendment:

A. Information with respect to officers and directors of LIH Holdings, LLC*+

B.          Information with respect to Partners of LIH Investors, L.P.*+

C.    Information with respect to Partners of LIH Management, L.P.*+

D.    Information with respect to officers and directors of LIH, Inc.*+

E. Stock Purchase Agreement dated as of September 9, 1997 by and among LIH Holdings, LLC, Allan W. Lund, the Lund Family Limited Partnership, the Lois and Allan Lund Family Foundation and certain Lund Family Members.*

F. Services Agreement dated as of September 9, 1997 between Harvest Partners, Inc. and Lund International Holdings, Inc.*

G. Investment Agreement dated as of November 25, 1997 between LIH Holdings II, LLC and Lund International Holdings, Inc.*

H.    Series A Preferred Stock Certificate of Designation.*

I.    Class B-1 Common Stock Certificate of Designation.*

J. Investment Agreement dated as of December 22, 1998 among LIH Holdings III, LLC, BancBoston Capital Inc., Liberty Mutual Insurance Company, Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation Investors, MassMutual Corporate Value Partners Limited and Lund International Holdings, Inc. (the AVS Investment Agreement).*

K. Second Amended and Restated Governance Agreement dated as of December 22, 1998 among LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC, Harvest Partners III, L.P. and Lund International Holdings, Inc.*

L. Rights Agreement dated as of December 22, 1998 among Lund International Holdings, Inc. and the participating stockholders party thereto.*

M.    Series B Preferred Stock Certificate of Designation.*

N. Investment Agreement dated as of December 22, 1998 among LIH Holdings III, LLC, BancBoston Capital Inc., Liberty Mutual Insurance Company, Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation Investors, MassMutual Corporate Value Partners Limited and Lund International Holdings, Inc. (the SB Investment Agreement).*

O. Amendment No. 1 to Second Amended and Restated Governance Agreement dated as of January 27, 1999 among LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC, Harvest Partners III, L.P. and Lund International Holdings, Inc.

P. First Amendment to Rights Agreement dated as of January 27, 1999 among Lund International Holdings, Inc. and the participating stockholders party thereto.

Q.    Amendment No. 1 to Series B Preferred Stock Certificate of Designation.

R. First Amendment to Investment Agreement (SB Investment Agreement) dated as of January 27, 1999 among LIH Holdings III, LLC, BancBoston Capital Inc., Liberty Mutual Insurance Company,

      Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation Investors, MassMutual Corporate Value Partners Limited and Lund International Holdings, Inc.



----------------

      * Previously filed

      + Superseded by Schedule A (as filed with the Third Amendment to the
        Original Statement)

                                    SIGNATURE


            After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Fourth Amendment with respect to the undersigned is true, complete and correct and each of the undersigned agrees that this Fourth Amendment may be filed jointly.

Dated: February __, 1999

                             LIH Holdings, LLC


                             By: /s/ Harvey J. Wertheim
                                 ------------------------------------
                                 Name:  Harvey J. Wertheim
                                 Title:  Manager


                             LIH Investors, L.P.

                             By: LIH Management, L.P.,
                                    its General Partner

                             By: LIH, Inc.
                                    its General Partner


                             By: /s/ Harvey J. Wertheim
                                 ------------------------------------
                                 Name:  Harvey J. Wertheim
                                 Title:  Chairman and Chief Executive Officer


                             LIH Management, L.P.

                             By: LIH, Inc.,
                                    its General Partner


                             By: /s/ Harvey J. Wertheim
                                 ------------------------------------
                                 Name:  Harvey J. Wertheim
                                 Title:  Chairman and Chief Executive Officer


                             LIH, Inc.


                             By: /s/ Harvey J. Wertheim
                                 ------------------------------------
                                 Name:  Harvey J. Wertheim
                                 Title:  Chairman and Chief Executive Officer

                             LIH Holdings II, LLC


                             By: /s/ Ira D. Kleinman
                                 ------------------------------------
                                 Name:  Ira D. Kleinman
                                 Title:  Authorized Person


                             LIH Investors II, L.P.

                             By: LIH Management II, L.P.,
                                    its General Partner

                             By: LIH, Inc.,
                                    its General Partner


                             By: /s/ Harvey J. Wertheim
                                 ------------------------------------
                                 Name:  Harvey J. Wertheim
                                 Title:  Chairman and Chief Executive Officer


                             LIH Management II, L.P.

                             By: LIH, Inc.,
                                    its General Partner


                             By: /s/ Harvey J. Wertheim
                                 ------------------------------------
                                 Name:  Harvey J. Wertheim
                                 Title:  Chairman and Chief Executive Officer


                             Harvest Partners III, L.P.

                             By: Harvest Associates III, LLC,
                                    its General Partner


                             By: /s/ Harvey J. Wertheim
                                 ------------------------------------
                                 Name:  Harvey J. Wertheim
                                 Title:  Manager

                             Harvest Partners III Beteiligungsgesellschaft
                               burgerlichen Rechts (mit Haftungsbeschrankung)

                             By: Harvest Associates III, LLC,
                                    its Administrative Partner


                             By: /s/ Harvey J. Wertheim
                                 ------------------------------------
                                 Name:  Harvey J. Wertheim
                                 Title:  Manager


                             Harvest Associates III, LLC


                             By: /s/ Harvey J. Wertheim
                                 ------------------------------------
                                 Name:  Harvey J. Wertheim
                                 Title:  Manager


                             LIH Holdings III, LLC


                             By: /s/ Ira D. Kleinman
                                 ------------------------------------
                                 Name: Ira D.  Kleinman
                                 Title:  Authorized Person


                             LIH Investors III, L.P.

                             By: LIH Management III, L.P.,
                                    its General Partner

                             By: LIH, Inc.,
                                    its General Partner


                             By: /s/ Harvey J. Wertheim
                                 ------------------------------------
                                 Name:  Harvey J. Wertheim
                                 Title:  Chairman and Chief Executive Officer

                             LIH Management III, L.P.

                             By: LIH, Inc.,
                                    its General Partner


                             By: /s/ Harvey J. Wertheim
                                 ------------------------------------
                                 Name:  Harvey J. Wertheim
                                 Title:  Chairman and Chief Executive Officer

                                                                      SCHEDULE A

                                  EXHIBIT INDEX

      The Governance Agreement dated as of September 9, 1997 between LIH Holdings and the Company (formerly Exhibit F) and the Amended and Restated Governance Agreement dated as of November 25, 1997 among LIH Holdings, LIH Holdings II, HP III, and the Company (formerly Exhibit H) have been superseded by the Second Amended and Restated Governance Agreement dated as of December 22, 1998 (Exhibit K).

      The following materials are filed as Exhibits to the Statement, as amended by this Fourth Amendment:

A.    Information with respect to officers and directors of LIH Holdings, LLC*+

B.    Information with respect to Partners of LIH Investors, L.P.*+

C.    Information with respect to Partners of LIH Management, L.P.*+

D.    Information with respect to officers and directors of LIH, Inc.*+

E. Stock Purchase Agreement dated as of September 9, 1997 by and among LIH Holdings, LLC, Allan W. Lund, the Lund Family Limited Partnership, the Lois and Allan Lund Family Foundation and certain Lund Family Members.*

F. Services Agreement dated as of September 9, 1997 between Harvest Partners, Inc. and Lund International Holdings, Inc.*

G. Investment Agreement dated as of November 25, 1997 between LIH Holdings II, LLC and Lund International Holdings, Inc.*

H.    Series A Preferred Stock Certificate of Designation.*

I.    Class B-1 Common Stock Certificate of Designation.*

J. Investment Agreement dated as of December 22, 1998 among LIH Holdings III, LLC, BancBoston Capital Inc., Liberty Mutual Insurance Company, Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation Investors, MassMutual Corporate Value Partners Limited and Lund International Holdings, Inc. (the AVS Investment Agreement).*

K. Second Amended and Restated Governance Agreement dated as of December 22, 1998 among LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC, Harvest Partners III, L.P. and Lund International Holdings, Inc.*

L. Rights Agreement dated as of December 22, 1998 among Lund International Holdings, Inc. and the participating stockholders party thereto.*

M.    Series B Preferred Stock Certificate of Designation.*

N. Investment Agreement dated as of December 22, 1998 among LIH Holdings III, LLC, BancBoston Capital Inc., Liberty Mutual Insurance Company, Massachusetts Mutual Life Insurance Company,

      MassMutual Corporate Investors, MassMutual Participation Investors, MassMutual Corporate Value Partners Limited and Lund International Holdings, Inc. (the SB Investment Agreement).*

O. Amendment No. 1 to Second Amended and Restated Governance Agreement dated as of January 27, 1999 among LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC, Harvest Partners III, L.P. and Lund International Holdings, Inc.

P. First Amendment to Rights Agreement dated as of January 27, 1999 among Lund International Holdings, Inc. and the participating stockholders party thereto.

Q.    Amendment No. 1 to Series B Preferred Stock Certificate of Designation.

R. First Amendment to Investment Agreement (SB Investment Agreement) dated as of January 27, 1999 among LIH Holdings III, LLC, BancBoston Capital Inc., Liberty Mutual Insurance Company, Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation Investors, MassMutual Corporate Value Partners Limited and Lund International Holdings, Inc.



----------------

      * Previously filed

      + Superseded by Schedule A (as filed with the Third Amendment to the
        Original Statement)